Exhibit 99.1

August 10, 2023

Vancouver, British Columbia

Designated News Release

SECOND QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Solid Second Quarter Results for 2023

“Wheaton delivered solid operational results during the quarter, generating over $200 million of operating cash flow, primarily driven by significant sequential improvement at the recently commissioned expansion at our largest asset, Salobo. Furthermore, we continued to see momentum on the corporate development front with the addition of a new gold stream on Lumina Gold’s Cangrejos project and the expansion of our existing gold stream on Artemis Gold’s Blackwater project,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Despite operations at Peñasquito being suspended in early June, we achieved quarter-over-quarter gold equivalent production growth. As such, we are reiterating our 2023 production guidance, which we now expect to have a slightly higher weighting toward gold, highlighting the resilience of our high-quality, diversified portfolio. Lastly, we are proud to have published our 2022 Sustainability Report and inaugural 2022 Climate Change Report, demonstrating our continued commitment to sustainability and focus on delivering value to all of our stakeholders.”

Solid Financial Results and Strong Balance Sheet

●	Second quarter of 2023: $265 million in revenue, $202 million in operating cash flow, $141 million in net earnings and $143 million in adjusted net earnings[1]
●	A cash balance of $829 million and no debt as at June 30, 2023, after making total upfront cash payments of $89 million relative to mineral stream interests in the quarter
●	Undrawn $2 billion revolving credit facility extended by an additional year with the facility now maturing on June 22, 2028
●	Declared a quarterly dividend[1] of $0.15 per common share

High Quality Asset Base

●	Streaming agreements on 19 operating mines and 13 development projects
●	93% of attributable production from assets in the lowest half of their respective cost curves[2],[3]
●	30 years of mine life based on Proven and Probable Mineral Reserves and potential additional mine life from mineral resource conversion and exploration2,[4]
●	Accretive portfolio growth:
o	Acquired a 6.6% gold stream on Lumina Gold Corp.’s (“Lumina”) Cangrejos Project (“Cangrejos”)
o	Expanded the gold stream on Artemis Gold Inc.’s Blackwater Project (“Blackwater”)
●

Further de-risked growth profile: the Goose Project was acquired by B2Gold Corp (“B2Gold”). and Aris Mining Corporation (“Aris Mining”) received approval of the Environmental Management Plan which now permits the development of the Marmato Lower Mine

●	Second quarter production amounted to 147,700 gold equivalent ounces[3] (“GEOs”), underscored by significant progress at the recently commissioned expansion at Salobo
●

Average annual production guidance for 2023 of 600,000 to 660,000 GEOs[2,3] maintained, with sector-leading growth resulting in five and ten-year average annual production guidance of approximately 810,000 and 850,000 GEOs[2,3], respectively

Leadership in Sustainability

●	Top Rankings: #1 out of 117 precious metals companies and ranked in the Global Top 50 companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS
●	Published inaugural Climate Change Report, detailing progress towards Net-Zero Carbon Emissions by 2050 and covering all material emissions including Scope 3
●	Published fourth annual Sustainability Report highlighting our commitment to progress and providing a comprehensive review of Wheaton’s performance in environmental, social and governance topics

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2023	Q2 2022	Change	YTD 2023	YTD 2022	Change

Units produced

Gold ounces	85,083	66,442	28.1%	158,102	144,496	9.4%

Silver ounces	4,417	6,500	(32.0)%	9,513	12,675	(24.9)%

Palladium ounces	3,880	3,899	(0.5)%	7,585	8,387	(9.6)%

Cobalt pounds	152	136	11.3%	276	371	(25.6)%

Gold equivalent ounces [3]	147,699	155,932	(5.3)%	291,700	320,843	(9.1)%

Units sold

Gold ounces	75,294	84,337	(10.7)%	137,899	162,238	(15.0)%

Silver ounces	4,437	5,848	(24.1)%	8,186	11,401	(28.2)%

Palladium ounces	3,392	3,378	0.4%	6,338	7,453	(15.0)%

Cobalt pounds	265	225	17.8%	588	736	(20.1)%

Gold equivalent ounces [3]	138,835	165,766	(16.2)%	256,218	324,847	(21.1)%

Change in PBND and Inventory

Gold equivalent ounces [3]	(4,872)	(25,675)	(20,803)	6,392	(36,737)	(43,129)

Revenue	$264,972	$302,922	(12.5)%	$479,437	$610,166	(21.4)%

Net earnings	$141,448	$149,074	(5.1)%	$252,839	$306,542	(17.5)%

Per share	$0.312	$0.330	(5.5)%	$0.559	$0.679	(17.7)%

Adjusted net earnings [1]	$142,584	$149,285	(4.5)%	$247,015	$307,292	(19.6)%

Per share [1]	$0.315	$0.331	(4.8)%	$0.546	$0.681	(19.8)%

Operating cash flows	$202,376	$206,359	(1.9)%	$337,482	$416,899	(19.0)%

Per share [1]	$0.447	$0.457	(2.2)%	$0.746	$0.924	(19.3)%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the second quarter of 2023 was $265 million (56% gold, 41% silver, 2% palladium and 1% cobalt), with the $38 million decrease relative to the prior period quarter being primarily due to relative changes in the GEOs3 produced but not yet delivered partially offset by a 4% increase in realized commodity prices.

Revenue was $479 million in the six months ended June 30, 2023, representing a $131 million decrease from the comparable period of the previous year due primarily to a 21% decrease in the number of GEOs³ sold, resulting from lower production and relative changes in the GEOs3 produced but not yet delivered.

Cash Costs and Margin

Average cash costs¹ in the second quarter of 2023 were $422 per GEO³ as compared to $452 in the second quarter of 2022. This resulted in a cash operating margin¹ of $1,487 per GEO³ sold,

an increase of 8% as compared with the second quarter of 2022, a result of the higher realized price per ounce.

Average cash costs¹ for the six months ended June 30, 2023 were $432 per GEO³ as compared to $446 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,439 per GEO³ sold, virtually unchanged from the comparable period of the previous year.

Cash Flow from Operations

Operating cash flow in the second quarter of 2023 amounted to $202 million, with the $4 million decrease due primarily to the lower sales volumes, partially offset by higher amounts of interest received in the second quarter of 2023 coupled with the timing of the payout of the Company’s performance share units (“PSUs”), with the PSUs being paid out in the second quarter of 2022 while in 2023, they were paid out in the first quarter.

Operating cash flows for the six months ended June 30, 2023 amounted to $337 million, with the $79 million decrease from the comparable period of the previous year being due primarily to the lower sales volumes, partially offset by higher amounts of interest received during the current year.

Balance Sheet (at June 30, 2023)

●	Approximately $829 million of cash on hand
●	The Company extended its existing undrawn $2 billion revolving term loan (the “Revolving Facility”) with its maturity date now June 22, 2028
●	During the second quarter of 2023, the Company made total upfront cash payments of $89 million relative to the mineral stream interests consisting of
–	a $31 million payment relative to the Goose Project precious metals purchase agreement (“PMPA”)
–	a $35 million payment relative to the Blackwater Silver PMPA
–	a $10 million payment relative to the expansion of the Blackwater Gold PMPA
–	a $12 million payment relative to the Cangrejos PMPA
●

With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Second Quarter Operating Asset Highlights

Salobo: In the second quarter of 2023, Salobo produced 54,800 ounces of attributable gold, an increase of approximately 61% relative to the second quarter of 2022, driven by higher throughput and grades. According to Vale S.A. (“Vale”), production in the second quarter was driven by a better-than-expected ramp up of Salobo III partially offset by planned maintenance activities and additional work on the crushers at Salobo I and II. Vale reports that planned maintenance activities will continue in the second half of 2023, and that the ramp up of Salobo III is expected to be fully completed in 2024.

Antamina: In the second quarter of 2023, Antamina produced 1.0 million ounces of attributable silver, a decrease of approximately 28% relative to the second quarter of 2022, primarily due to lower grades as per the mine plan.

Peñasquito: In the second quarter of 2023, Peñasquito produced 1.7 million ounces of attributable silver, a decrease of approximately 17% relative to the second quarter of 2022 due to lower throughput.

On June 8, 2023, Newmont Corporation (“Newmont”) reported that it had suspended operations at the Peñasquito mine due to a labour dispute. To date, Newmont has indicated that it is in ongoing discussions with the leadership for the National Union of Mine and Metal Workers of the Mexican Republic and remains focused on finding a sustainable resolution to the dispute.

Constancia: In the second quarter of 2023, Constancia produced 0.4 million ounces of attributable silver and 7,400 ounces of attributable gold, a decrease of approximately 28% and 7%, respectively, relative to the second quarter of 2022, with the decrease in both metals being primarily due to lower throughput and grades. As per Hudbay, full mining activities resumed in the Pampacancha pit in February and the period of higher planned stripping activities in the Pampacancha pit was completed in June, with higher-than-expected production forecast for the second half of the year.

Sudbury: In the second quarter of 2023, Vale’s Sudbury mines produced 7,700 ounces of attributable gold, an increase of approximately 46% relative to the second quarter of 2022. As per Vale, the increase in production from Sudbury was driven primarily due to lower production in the second quarter of 2022 due to a 28-day maintenance shutdown at the Sudbury smelter and refiner.

Stillwater: In the second quarter of 2023, the Stillwater mines produced 2,000 ounces of attributable gold and 3,900 ounces of attributable palladium, a decrease of approximately 7% for gold relative to the second quarter of 2022 while palladium production was virtually unchanged. As reported by Sibanye-Stillwater Limited, production in the quarter was impacted due to an incident in March at Stillwater West involving the shaft headgear, winder house and winder rope. As a result, production from the Stillwater West mine below the 50 level was suspended for approximately five weeks but recommenced on April 16, 2023.

San Dimas: In the second quarter of 2023, San Dimas produced 11,200 ounces of attributable gold, an increase of approximately 11% relative to the second quarter of 2022. First Majestic Silver Corp. reported that exploration drill holes at the San Dimas property intersected significant gold and silver mineralization in three separate veins: the Sinaloa North-Elia vein, the Santa Teresa vein and the Perez vein.

Other Gold: In the second quarter of 2023, total Other Gold attributable production was 1,900 ounces, a decrease of approximately 71% relative to the second quarter of 2022, primarily due to the closure of the 777 mine in June 2022 and the suspension of operations at the Minto mine in May 2023.

Other Silver: In the second quarter of 2023, total Other Silver attributable production was 1.3 million ounces, a decrease of approximately 48% relative to the second quarter of 2022, primarily due to the closure of the 777 mine and the termination of the Keno Hill and Yauliyacu PMPAs.

Voisey’s Bay: In the second quarter of 2023, the Voisey’s Bay mine produced 152,000 pounds of attributable cobalt, an increase of approximately 11% relative to the second quarter of 2022, primarily due to mining lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. Production in the second quarter was also impacted as the annual maintenance schedule at the Long Harbour refinery (from May to July) was planned longer than the previous year. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 85% at the end of the second quarter, with Reid Brook’s bulk material handling system expected to be delivered in the third quarter of 2023, and lateral development advancing on the Eastern Deeps. Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project, in the second quarter of 2021.

Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Second Quarter Development Asset Highlights

Blackwater Project: On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company’s attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the Company is committed to pay additional upfront cash consideration of $40 million, payable in four installments, with the first payment of $10 million having been paid on June 15, 2023. In conjunction with this amendment, Artemis announced that they were committing additional investment as part of its Phase 1 development in order to facilitate the potential fast-tracking of the Phase 2 expansion.

In addition, on July 4, 2023, Artemis announced receipt of the Fisheries Act Authorization for development of Blackwater, which will facilitate the commencement of construction of water diversion structures and dams in the Davidson Creek valley which runs through the basin of the Blackwater tailings storage facility.

Marmato Mine: On July 12, 2023, Aris Mining announced that they have received approval from the Corporación Autónoma Regional del Caldas, a regional environmental authority in Colombia, of the Environmental Management Plan which now permits the development of the Marmato Lower Mine.

Copper World Complex: On April 5, 2023, Hudbay announced the receipt of confirmation from the Army Corps of Engineers (“ACOE”) that Hudbay’s previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project was formally accepted and revoked as requested. The ACOE also reaffirmed the validity of the March 2021 approved jurisdictional determinations whereby the ACOE determined there are no waters of the U.S. on the property, and therefore, a 404 Permit is not required. Hudbay continues to expect to receive the two remaining state permits required (an Aquifer Protection Permit and an Air Quality Permit) in the second half of 2023. Clearing and grading work to prepare for the Copper World site, including the construction of roads and other facilities, continues to be underway. As per Hudbay, pre-feasibility activities for the private land Phase I of the Copper World project are well-advanced and a pre-feasibility study is expected to be released in the third quarter of 2023.

Goose Project: On April 19, 2023, B2Gold acquired Sabina Gold & Silver Corp (“Sabina”), the owners of the Goose Project. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. B2Gold continues to advance construction of the Goose Project, moving toward commencement of production in 2025 and initiating an exploration program to further define untapped potential and unlock further opportunities for growth.

Curipamba Project: On August 2, 2023, Adventus Mining Corp. provided an update that the Constitutional Court of Ecuador (the “Constitutional Court”) has admitted for processing an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 (the “Decree”) that regulates environmental consultation for all public and private industries and sectors in Ecuador. Adventus also notes that the Constitutional Court ordered the provisional suspension of the Decree until the same Constitutional Court resolves the claim filed. Adventus indicates that the immediate effect of the provisional suspension of the Decree is that no medium or high impact projects, from any sector or industry in the country, including the Curipamba project, shall be able to obtain an environmental license until the Constitutional Court resolves this issue. Adventus reports that the Government of Ecuador has stated that it will employ all measures at its disposal to respond to the Constitutional Court.

Corporate Development

Cangrejos PMPA: On May 16, 2023, the Company entered into a PMPA with Lumina in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine. Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction, with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in four installments, including (i) $12 million which was paid on closing; (ii) $10 million to be paid six months after closing; (iii) $15 million to be paid 12 months after closing; and (iv) $11 million that can be drawn upon for committed acquisition of surface rights.

Sustainability

Annual Sustainability Report

●

Wheaton published its fourth annual Sustainability Report on May 15, 2023, highlighting its commitment to progress and providing a comprehensive review of Wheaton’s performance in environmental, social and governance topics including:

o	Strategy and Governance: Established a sustainability linked element in connection with the revolving credit facility
o	Diversity, Equity and Inclusion: Achieved target of 30% female Board members two years early
o

Investment Decisions and Due Diligence: 100% of new streaming agreements in 2022 screened for ESG issues and risks, and 85% of Wheaton’s mining partners are committed to implementing one or more industry sustainability standards, representing 89% of attributable 2022 production

o	Recognition: ‘ESG Industry Top-Rated’ in precious metals and ‘ESG Global 50 Top Rated’ out of over 15,000 multi-sector companies by Sustainalytics, ‘AA’ rated by MSCI and ‘Prime’ rated by ISS

Inaugural Climate Change Report:

●	Wheaton published its inaugural Climate Change Report on June 15, 2023, highlighting:

o	Details on climate-related governance, strategy, risk management, and metrics and performance
o	Expanded information on the pathway to achieve net-zero carbon emissions by 2050 and progress to date on this topic
o	Identification of climate risks and opportunities and management strategies.
o	Commitment to support our partners’ decarbonization and climate solutions efforts
o	68% of 2021 Scope 3 financed emissions covered by emissions reductions targets aligned to 2°C or less
o	Limited assurance over Scope 2 and Scope 3 finance emissions

●

On April 27, 2023, Hudbay announced the signing of a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Hudbay’s Constancia operations in Peru. As reported by Hudbay, Hudbay’s Scope 1 and Scope 2 greenhouse gas emissions are expected to significantly decline as a result of the new Constancia renewable energy supply agreement, which should reduce Wheaton’s attributable scope 3 emissions from the Constancia mine and help advance the Company’s Net Zero targets.

Community Investment Program:

●

During the quarter, Wheaton confirmed its support for a new Vale initiative aimed at reducing extreme poverty in the communities surrounding the Salobo mine. The program builds upon the success of previous initiatives supported by both Wheaton and the Vale Foundation aimed at promoting social and economic development.

●

During the quarter, the Wheaton Walk Through Time was completed at the University of British Columbia. Funded by Wheaton, the outdoor exhibit links the Pacific Museum of Earth and the Beaty Biodiversity Museum with an objective to garner interest among children and youth in earth sciences. It includes a Timeline of the geological and biological history of the earth since its formation 4.5 billion years ago in combination with a Tree of Life showing the evolutionary relationship between all living things.

●	The 2023 Courage to Come Back Awards Presented by Wheaton celebrated its 25th anniversary, attracting over 1,700 guests and raising over C$2.7 million for Coast Mental Health.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton’s estimated attributable production in 2023 is forecast to be 320,000 to 350,000 ounces of gold, 20.0 to 22.0 million ounces of silver, and 22,000 to 25,000 GEOs of other metals, resulting in production of approximately 600,000 to 660,000 GEOs, unchanged from previous guidance2,3. Due to the suspension of the Peñasquito mine as a result of the ongoing labour dispute, and the Company’s inability to forecast when it will be resolved, Wheaton now expects its full-year production to have a slightly higher weighting toward gold. Assuming the dispute is resolved and operations resume by the end of the third quarter of 2023, the Company expects to achieve its total GEO2,3 guidance of approximately 600,000 to 660,000 GEOs. For the five-year period ending in 2027, the Company estimates that average production will amount to 810,000 GEOs, while for the ten-year period ending in 2032, the Company estimates that average annual production will amount to 850,000 GEOs, also unchanged from previous guidance2,3.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, August 11, 2023, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

To join the conference call without operator assistance, you may register and enter your phone number here to receive an instant automated call back.

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	43211206
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 18, 2023 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	211206#
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date August 10, 2023, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

2 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3 Company reports & S and P Capital IQ est. of 2022 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. GEOs relating to production and guidance, which are provided to assist the reader, are based on the following commodity price assumptions: gold $1,850/oz, silver $24/oz, palladium $1,800/oz, platinum $1,100/oz and cobalt $18.75/lb. 2023 Guidance assumes the resumption of production at Peñasquito before the end of Q3 2023. Five-year and ten-year guidance does not include any production from Pascua-Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III expansion. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.

4 Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022 and 2022 actual mill throughput and is weighted by individual reserve and resource category.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2023	2022	2023	2022

Sales	$264,972	$302,922	$479,437	$610,166

Cost of sales

Cost of sales, excluding depletion	$58,642	$74,943	$110,606	$144,936

Depletion	54,474	65,682	99,473	123,084

Total cost of sales	$113,116	$140,625	$210,079	$268,020

Gross margin	$151,856	$162,297	$269,358	$342,146

General and administrative expenses	10,216	9,685	20,315	19,089

Share based compensation	4,484	1,608	11,881	11,509

Donations and community investments	1,940	1,160	3,318	1,973

Earnings from operations	$135,216	$149,844	$233,844	$309,575

Gain on disposal of mineral stream interest	(5,027)	-	(5,027)	-

Other (income) expense	(8,692)	(820)	(16,254)	(650)

Earnings before finance costs and income taxes	$148,935	$150,664	$255,125	$310,225

Finance costs	1,352	1,389	2,731	2,811

Earnings before income taxes	$147,583	$149,275	$252,394	$307,414

Income tax (expense) recovery	(6,135)	(201)	445	(872)

Net earnings	$141,448	$149,074	$252,839	$306,542

Basic earnings per share	$0.312	$0.330	$0.559	$0.679

Diluted earnings per share	$0.312	$0.330	$0.558	$0.678

Weighted average number of shares outstanding

Basic	452,892	451,524	452,633	451,221

Diluted	453,575	452,359	453,368	452,123

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2023	As at December 31 2022

Assets
Current assets
Cash and cash equivalents	$828,837	$696,089
Accounts receivable	6,971	10,187
Cobalt inventory	4,956	10,530
Taxes receivable	4,217	-
Other	4,466	3,287

Total current assets	$849,447	$720,093

Non-current assets
Mineral stream interests	$5,691,166	$5,707,019
Early deposit mineral stream interests	46,843	46,092
Long-term equity investments	255,534	256,095
Property, plant and equipment	8,458	4,210
Other	28,457	26,397

Total non-current assets	$6,030,458	$6,039,813

Total assets	$6,879,905	$6,759,906

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,578	$12,570
Current taxes payable	-	2,763
Current portion of performance share units	8,692	14,566
Current portion of lease liabilities	609	818

Total current liabilities	$18,879	$30,717

Non-current liabilities
Performance share units	$4,549	$6,673
Lease liabilities	5,925	1,152
Deferred income taxes	190	165
Pension liability	3,949	3,524

Total non-current liabilities	$14,613	$11,514

Total liabilities	$33,492	$42,231

Shareholders’ equity
Issued capital	$3,773,227	$3,752,662
Reserves	(26,189)	66,547
Retained earnings	3,099,375	2,898,466

Total shareholders’ equity	$6,846,413	$6,717,675

Total liabilities and shareholders’ equity	$6,879,905	$6,759,906

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2023	2022	2023	2022

Operating activities

Net earnings	$141,448	$149,074	$252,839	$306,542

Adjustments for

Depreciation and depletion	54,857	66,080	100,247	123,875

Gain on disposal of mineral stream interest	(5,027)	-	(5,027)	-

Interest expense	36	24	53	50

Equity settled stock based compensation	1,859	1,498	3,402	2,839

Performance share units - expense	2,625	110	8,479	8,670

Performance share units - paid	-	(18,247)	(16,675)	(18,247)

Pension expense	291	271	458	429

Pension paid	(20)	-	(116)	-

Income tax expense (recovery)	6,135	201	(445)	872

Loss (gain) on fair value adjustment of share purchase warrants held	280	154	105	897

Investment income recognized in net earnings	(8,880)	(549)	(16,028)	(743)

Other	418	42	499	(92)

Change in non-cash working capital	1,685	7,365	(387)	(8,553)

Cash generated from operations before income taxes and interest	$195,707	$206,023	$327,404	$416,539

Income taxes paid	(988)	(80)	(4,332)	(112)

Interest paid	(15)	(25)	(33)	(51)

Interest received	7,672	441	14,443	523

Cash generated from operating activities	$202,376	$206,359	$337,482	$416,899

Financing activities

Credit facility extension fees	$(846)	$(2)	$(846)	$(2)

Share purchase options exercised	1,134	1,777	10,510	7,549

Lease payments	(177)	(202)	(379)	(402)

Dividends paid	(131,091)	(117,117)	(131,091)	(117,117)

Cash used for financing activities	$(130,980)	$(115,544)	$(121,806)	$(109,972)

Investing activities

Mineral stream interests	$(88,710)	$(15,549)	$(120,234)	$(60,801)

Early deposit mineral stream interests	-	-	(750)	(750)

Net proceeds on disposal of mineral stream interests	46,400	-	46,400	-

Acquisition of long-term investments	(31)	(2,633)	(8,175)	(22,768)

Proceeds on disposal of long-term investments	202	-	202	-

Dividends received	917	108	917	220

Other	(1,209)	(89)	(1,770)	(125)

Cash used for investing activities	$(42,431)	$(18,163)	$(83,410)	$(84,224)

Effect of exchange rate changes on cash and cash equivalents	$175	$(189)	$482	$(122)

Increase in cash and cash equivalents	$29,140	$72,463	$132,748	$222,581

Cash and cash equivalents, beginning of period	799,697	376,163	696,089	226,045

Cash and cash equivalents, end of period	$828,837	$448,626	$828,837	$448,626

Summary of Units Produced

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Gold ounces produced ²

Salobo	54,804	43,677	37,939	44,212	34,129	44,883	48,235	55,205

Sudbury [3]	7,721	6,203	5,270	3,437	5,289	5,362	4,379	148

Constancia	7,444	6,905	10,496	7,196	8,042	6,311	9,857	8,533

San Dimas [4]	11,166	10,754	10,037	11,808	10,044	10,461	13,714	11,936

Stillwater [5]	2,017	1,960	2,185	1,833	2,171	2,497	2,664	2,949

Other

Marmato	639	457	533	542	778	477	479	433

777 [6]	-	-	-	-	3,509	4,003	4,462	4,717

Minto	1,292	3,063	2,567	3,050	2,480	4,060	3,506	1,703

Total Other	1,931	3,520	3,100	3,592	6,767	8,540	8,447	6,853

Total gold ounces produced	85,083	73,019	69,027	72,078	66,442	78,054	87,296	85,624
Silver ounces produced [2]

Peñasquito	1,744	2,076	1,761	2,017	2,089	2,219	2,145	2,180

Antamina	960	851	1,067	1,327	1,330	1,210	1,309	1,475

Constancia	420	552	655	564	584	506	578	521

Other

Los Filos [7]	28	28	14	21	35	42	37	17

Zinkgruvan	374	632	664	642	739	577	482	658

Neves-Corvo	407	436	369	323	345	344	522	362

Aljustrel	279	343	313	246	292	287	325	314

Cozamin	184	141	157	179	169	186	213	199

Marmato	7	8	9	7	7	11	7	10

Yauliyacu [8]	-	-	261	463	756	637	382	372

Stratoni [9]	-	-	-	-	-	-	129	18

Minto	14	29	33	33	26	45	44	25

Keno Hill [10]	-	-	-	-	48	20	30	44

777 [6]	-	-	-	-	80	91	96	81

Total Other	1,293	1,617	1,820	1,914	2,497	2,240	2,267	2,100

Total silver ounces produced	4,417	5,096	5,303	5,822	6,500	6,175	6,299	6,276

Palladium ounces produced ²

Stillwater [5]	3,880	3,705	3,869	3,229	3,899	4,488	4,733	5,105

Cobalt pounds produced ²

Voisey’s Bay	152	124	128	226	136	234	381	370

GEOs produced [11]	147,699	144,000	142,887	153,025	155,932	164,911	177,490	175,767

Average payable rate [2]
Gold	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%	96.0%
Silver	82.8%	82.0%	83.4%	85.5%	85.7%	86.0%	85.9%	86.4%
Palladium	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	90.4%	89.1%	89.2%	90.3%	90.2%	90.5%	91.3%	91.3%

1)	All figures in thousands except gold and palladium ounces produced.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q2 2023 – 423,000 ounces; Q1 2023 – 401,000 ounces; Q4 2022 – 348,000 ounces; Q3 2022 – 412,000 ounces; Q2 2022 – 382,000 ounces; Q1 2022 – 408,000 ounces; Q4 2021 – 544,000 ounces; Q3 2021 – 472,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Summary of Units Sold

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Gold ounces sold

Salobo	46,030	35,966	41,029	31,818	48,515	42,513	47,171	35,185

Sudbury [2]	4,775	4,368	4,988	5,147	7,916	3,712	965	1,915

Constancia	9,619	6,579	6,013	6,336	7,431	10,494	6,196	8,159

San Dimas	11,354	10,651	10,943	10,196	10,633	10,070	15,182	11,346

Stillwater [3]	2,195	2,094	1,783	2,127	2,626	2,628	2,933	2,820

Other

Marmato	467	480	473	719	781	401	423	438

777	153	126	785	3,098	3,629	4,388	4,290	5,879

Minto	701	2,341	2,982	2,559	2,806	3,695	2,462	1,907

Total Other	1,321	2,947	4,240	6,376	7,216	8,484	7,175	8,224

Total gold ounces sold	75,294	62,605	68,996	62,000	84,337	77,901	79,622	67,649

Silver ounces sold

Peñasquito	1,913	1,483	2,066	1,599	2,096	2,188	1,818	2,210

Antamina	963	814	1,114	1,155	1,177	1,468	1,297	1,502

Constancia	674	366	403	498	494	644	351	484

Other

Los Filos	37	34	16	24	41	42	17	12

Zinkgruvan	370	520	547	376	650	355	346	354

Neves-Corvo	132	171	80	105	167	204	259	193

Aljustrel	182	205	156	185	123	145	133	155

Cozamin	150	119	150	154	148	177	174	170

Marmato	7	7	7	8	11	8	8	10

Yauliyacu	-	-	337	1,005	817	44	551	182

Stratoni	-	-	-	-	(2)	133	42	41

Minto	7	29	23	22	21	31	27	24

Keno Hill	-	1	1	30	30	27	24	51

777	2	-	35	73	75	87	69	99

Total Other	887	1,086	1,352	1,982	2,081	1,253	1,650	1,291

Total silver ounces sold	4,437	3,749	4,935	5,234	5,848	5,553	5,116	5,487

Palladium ounces sold

Stillwater [3]	3,392	2,946	3,396	4,227	3,378	4,075	4,641	5,703

Cobalt pounds sold

Voisey’s Bay	265	323	187	115	225	511	228	131

GEOs sold [4]	138,835	117,383	138,218	135,179	165,766	159,082	152,826	145,704
Cumulative payable units PBND [5]

Gold ounces	75,291	69,479	62,602	65,978	59,331	81,365	84,989	80,819

Silver ounces	1,267	2,023	1,572	2,243	2,400	2,659	2,997	2,698

Palladium ounces	6,122	5,751	5,098	5,041	6,267	5,535	5,629	5,619

Cobalt pounds	250	285	257	402	280	550	596	637

GEO [4]	100,226	104,204	90,560	104,062	99,403	126,820	135,380	127,739

Inventory on hand

Cobalt pounds	310	398	633	556	582	410	657	488

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

	Three Months Ended June 30, 2023

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	54,804	46,030		$1,985		$420		$330	$91,350	$-	$56,790	$71,999	$2,356,169

Sudbury [5]	7,721	4,775		2,000		400		1,025	9,549	-	2,747	7,579	274,048

Constancia	7,444	9,619		1,985		416		316	19,090	-	12,049	15,085	90,469

San Dimas	11,166	11,354		1,985		628		260	22,532	-	12,454	15,401	150,154

Stillwater	2,017	2,195		1,985		357		510	4,356	-	2,451	3,571	213,663

Other [6]	1,931	1,321		1,994		1,131		186	2,634	-	894	1,252	537,197

	85,083	75,294		$1,986		$461		$365	$149,511	$-	$87,385	$114,887	$3,621,700

Silver

Peñasquito	1,744	1,913		$24.20		$4.43		$4.06	$46,291	$-	$30,041	$37,816	$279,872

Antamina	960	963		24.20		4.70		7.06	23,302	-	11,985	18,780	532,828

Constancia	420	674		24.20		6.14		6.24	16,322	-	7,968	12,180	186,452

Other [7]	1,293	887		23.88		5.75		3.46	21,166	5,027	18,031	15,878	482,572

	4,417	4,437		$24.13		$5.01		$4.92	$107,081	$5,027	$68,025	$84,654	$1,481,724

Palladium

Stillwater	3,880	3,392		$1,438		$261		$445	$4,879	$-	$2,482	$3,993	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	152	265		$13.23		$3.20 [8]		$13.85	$3,501	$-	$(1,009)	$4,335	$354,195

Operating results									$264,972	$5,027	$156,883	$207,869	$5,691,166

Other

General and administrative											$(10,216)	$(9,544)

Share based compensation											(4,484)	-

Donations and community investments											(1,940)	(1,738)

Finance costs											(1,352)	(999)

Other											8,692	7,776

Income tax											(6,135)	(988)

Total other											$(15,435)	$(5,493)	$1,188,739

											$141,448	$202,376	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

8)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million, resulting in a decrease of $1.81 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2023 were as follows:

	Three Months Ended June 30, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [4]	147,699	138,835	$ 1,909	$ 422	$ 1,487	$ 392	$ 1,095

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

	Three Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	34,129	48,515		$1,872		$416		$334	$90,842	$54,462	$70,649	$2,407,579

Sudbury [4]	5,289	7,916		1,867		400		1,090	14,780	2,983	11,613	294,485

Constancia	8,042	7,431		1,872		412		271	13,915	8,838	10,686	98,930

San Dimas	10,044	10,633		1,872		624		260	19,910	10,520	13,280	161,350

Stillwater	2,171	2,626		1,872		340		429	4,917	2,897	4,024	217,530

Other [5]	6,767	7,216		1,868		727		57	13,478	7,823	8,529	419,696

	66,442	84,337		$1,872		$465		$369	$157,842	$87,523	$118,781	$3,599,570

Silver

Peñasquito	2,089	2,096		$22.47		$4.36		$3.57	$47,102	$30,488	$37,963	$306,742

Antamina	1,330	1,177		22.47		4.42		7.06	26,448	12,934	21,242	561,383

Constancia	584	494		22.47		6.08		6.35	11,101	4,958	7,784	198,672

Other [6]	2,497	2,081		21.91		7.44		5.74	45,577	18,148	30,198	577,944

	6,500	5,848		$22.27		$5.61		$5.28	$130,228	$66,528	$97,187	$1,644,741

Palladium

Stillwater	3,899	3,378		$2,132		$408		$399	$7,203	$4,477	$5,825	$229,855

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	136	225		$34.01		$6.86		$10.40	$7,649	$3,769	$13,797	$362,460

Operating results									$302,922	$162,297	$235,590	$5,841,478

Other

General and administrative										$(9,685)	$(8,546)

Share based compensation										(1,608)	(18,247)

Donations and community investments										(1,160)	(1,152)

Finance costs										(1,389)	(1,011)

Other										820	(195)

Income tax										(201)	(80)

Total other										$(13,223)	$(29,231)	$607,217

										$149,074	$206,359	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended June 30, 2022 were as follows:

	Three Months Ended June 30, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [4]	155,932	165,766	$ 1,827	$ 452	$ 1,375	$ 396	$ 979

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Six Months Ended June 30, 2023

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Gain on Disposal 4	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	98,481	81,996		$1,949		$420		$330	$159,825	$-	$98,261	$125,353	$2,356,169

Sudbury [5]	13,924	9,143		1,954		400		1,025	17,866	-	4,841	13,925	274,048

Constancia	14,349	16,198		1,952		416		316	31,615	-	19,759	24,873	90,469

San Dimas	21,920	22,005		1,946		626		260	42,812	-	23,319	29,030	150,154

Stillwater	3,977	4,289		1,945		346		510	8,343	-	4,671	6,860	213,663

Other [6]	5,451	4,268		1,932		1,306		117	8,247	-	2,173	2,407	537,197

	158,102	137,899		$1,949		$477		$362	$268,708	$-	$153,024	$202,448	$3,621,700

Silver

Peñasquito	3,820	3,396		$23.61		$4.43		$4.06	$80,162	$-	$51,317	$65,119	$279,872

Antamina	1,811	1,777		23.58		4.63		7.06	41,897	-	21,128	33,668	532,828

Constancia	972	1,040		23.72		6.14		6.24	24,674	-	11,792	18,288	186,452

Other [7]	2,910	1,973		23.33		5.86		2.95	46,025	5,027	33,668	35,925	482,572

	9,513	8,186		$23.55		$5.04		$4.72	$192,758	$5,027	$117,905	$153,000	$1,481,724

Palladium

Stillwater	7,585	6,338		$1,517		$277		$428	$9,614	$-	$5,149	$7,862	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	276	588		$14.22		$3.25 [8]		$13.85	$8,357	$-	$(1,693)	$8,820	$354,195

Operating results									$479,437	$5,027	$274,385	$372,130	$5,691,166

Other

General and administrative											$(20,315)	$(23,384)

Share based compensation											(11,881)	(16,675)

Donations and community investments											(3,318)	(3,146)

Finance costs											(2,731)	(2,066)

Other											16,254	14,955

Income tax											445	(4,332)

Total other											$(21,546)	$(34,648)	$1,188,739

											$252,839	$337,482	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

8)

Cash cost per pound of cobalt sold during the six months ended June 30, 2023 was net of a previously recorded inventory write-down of $1.5 million, resulting in a decrease of $2.57 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

On a gold equivalent and silver equivalent basis, results for the Company for the six months ended June 30, 2023 were as follows:

	Six Months Ended June 30, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [4]	291,700	256,218	$ 1,871	$ 432	$ 1,439	$ 388	$ 1,051

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

	Six Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	79,012	91,028		$1,872		$416		$334	$170,407	$102,147	$132,517	$2,407,579

Sudbury [4]	10,651	11,628		1,865		400		1,091	21,689	4,354	17,038	294,485

Constancia	14,353	17,925		1,872		412		271	33,555	21,308	26,168	98,930

San Dimas	20,505	20,703		1,872		621		260	38,756	20,528	25,901	161,350

Stillwater	4,668	5,254		1,872		335		429	9,835	5,823	8,078	217,530

Other [5]	15,307	15,700		1,865		750		40	29,275	16,871	17,351	419,696

	144,496	162,238		$1,871		$470		$346	$303,517	$171,031	$227,053	$3,599,570

Silver

Peñasquito	4,308	4,284		$23.30		$4.36		$3.57	$99,829	$65,874	$81,151	$306,742

Antamina	2,540	2,645		23.37		4.71		7.06	61,806	30,680	49,001	561,383

Constancia	1,090	1,138		23.39		6.08		6.34	26,614	12,484	19,697	198,672

Other [6]	4,737	3,334		22.89		6.93		4.88	76,311	36,946	54,073	577,944

	12,675	11,401		$23.21		$5.36		$5.04	$264,560	$145,984	$203,922	$1,644,741

Palladium

Stillwater	8,387	7,453		$2,246		$400		$399	$16,736	$10,781	$13,755	$229,855

Platinum

Marathon	-	-	$	n.a	$	n.a	$	n.a	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	371	736		$34.43		$6.09		$8.85	$25,353	$14,350	$17,060	$362,460

Operating results									$610,166	$342,146	$461,790	$5,841,478

Other

General and administrative										$(19,089)	$(23,365)

Share based compensation										(11,509)	(18,247)

Donations and community investments										(1,973)	(1,567)

Finance costs										(2,811)	(2,088)

Other										650	488

Income tax										(872)	(112)

Total other										$(35,604)	$(44,891)	$607,217

										$306,542	$416,899	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Comprised the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

On a gold equivalent and silver equivalent basis, results for the Company for the six months ended June 30, 2022 were as follows:

	Six Months Ended June 30, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [2]	Cash Operating Margin ($’s Per Ounce) [3]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [4]	320,843	324,847	$ 1,878	$ 446	$ 1,432	$ 379	$ 1,053

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2023	2022	2023	2022

Net earnings	$141,448	$149,074	$252,839	$306,542

Add back (deduct):

Gain on disposal of Mineral Stream Interest	(5,027)	-	(5,027)	-

(Gain) loss on fair value adjustment of share purchase warrants held	280	154	105	897

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	(292)	-	500

Income tax (expense) recovery recognized in the Statement of OCI	6,044	349	2,090	155

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	(2,672)	-

Other	(161)	-	(320)	(802)

Adjusted net earnings	$142,584	$149,285	$247,015	$307,292

Divided by:

Basic weighted average number of shares outstanding	452,892	451,524	452,633	451,221

Diluted weighted average number of shares outstanding	453,575	452,359	453,368	452,123

Equals:

Adjusted earnings per share - basic	$0.315	$0.331	$0.546	$0.681

Adjusted earnings per share - diluted	$0.314	$0.330	$0.545	$0.680

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2023	2022	2023	2022

Cash generated by operating activities	$202,376	$206,359	$337,482	$416,899

Divided by:

Basic weighted average number of shares outstanding	452,892	451,524	452,633	451,221

Diluted weighted average number of shares outstanding	453,575	452,359	453,368	452,123

Equals:

Operating cash flow per share - basic	$0.447	$0.457	$0.746	$0.924

Operating cash flow per share - diluted	$0.446	$0.456	$0.744	$0.922

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Cost of sales	$113,116	$140,625	$210,079	$268,020

Less: depletion	(54,474)	(65,682)	(99,473)	(123,084)

Cash cost of sales	$58,642	$74,943	$110,606	$144,936

Cash cost of sales is comprised of:

Total cash cost of gold sold	$34,675	$39,189	$65,711	$76,321

Total cash cost of silver sold	22,234	32,834	41,231	61,149

Total cash cost of palladium sold	887	1,378	1,752	2,980

Total cash cost of cobalt sold	846	1,542	1,912	4,486

Total cash cost of sales	$58,642	$74,943	$110,606	$144,936

Divided by:

Total gold ounces sold	75,294	84,337	137,899	162,238

Total silver ounces sold	4,437	5,848	8,186	11,401

Total palladium ounces sold	3,392	3,378	6,338	7,453

Total cobalt pounds sold	265	225	588	736

Equals:

Average cash cost of gold (per ounce)	$461	$465	$477	$470

Average cash cost of silver (per ounce)	$5.01	$5.61	$5.04	$5.36

Average cash cost of palladium (per ounce)	$261	$408	$277	$400

Average cash cost of cobalt (per pound)	$3.20	$6.86	$3.25	$6.09

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022
Total sales:

Gold	$149,511	$157,842	$268,708	$303,517

Silver	$107,081	$130,228	$192,758	$264,560

Palladium	$4,879	$7,203	$9,614	$16,736

Cobalt	$3,501	$7,649	$8,357	$25,353

Divided by:

Total gold ounces sold	75,294	84,337	137,899	162,238

Total silver ounces sold	4,437	5,848	8,186	11,401

Total palladium ounces sold	3,392	3,378	6,338	7,453

Total cobalt pounds sold	265	225	588	736

Equals:

Average realized price of gold (per ounce)	$1,986	$1,872	$1,949	$1,871

Average realized price of silver (per ounce)	$24.13	$22.27	$23.55	$23.21

Average realized price of palladium (per ounce)	$1,438	$2,132	$1,517	$2,246

Average realized price of cobalt (per pound)	$13.23	$34.01	$14.22	$34.43

Less:

Average cash cost of gold [1] (per ounce)	$(461)	$(465)	$(477)	$(470)

Average cash cost of silver [1] (per ounce)	$(5.01)	$(5.61)	$(5.04)	$(5.36)

Average cash cost of palladium [1] (per ounce)	$(261)	$(408)	$(277)	$(400)

Average cash cost of cobalt [1] (per pound)	$(3.20)	$(6.86)	$(3.25)	$(6.09)

Equals:

Cash operating margin per gold ounce sold	$1,525	$1,407	$1,472	$1,401

As a percentage of realized price of gold	77%	75%	76%	75%

Cash operating margin per silver ounce sold	$19.12	$16.66	$18.51	$17.85

As a percentage of realized price of silver	79%	75%	79%	77%

Cash operating margin per palladium ounce sold	$1,177	$1,724	$1,240	$1,846

As a percentage of realized price of palladium	82%	81%	82%	82%

Cash operating margin per cobalt pound sold	$10.03	$27.15	$10.97	$28.34

As a percentage of realized price of cobalt	76%	80%	77%	82%

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect the resolution of the labour dispute and resumption of operations at Peñasquito, to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to the ongoing labour dispute and suspension of operations at Peñasquito, risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the

Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023, potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries; counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that the labour dispute at Peñasquito will resolve and operations will resume by the end of the third quarter of 2023, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin or Emma Murray

Wheaton Precious Metals Corp.

info@wheatonpm.com | 1-844-288-9878